Exhibit (a)(1)(J)

Interoffice Memorandum	Date: May 26, 2010

To:	Eligible Employees

From:	Albert Lord Vice Chairman and Chief Executive Officer

Subject:	Reminder: Option Exchange Program
As a reminder, Sallie Mae’s shareholders approved an Option Exchange Program that allows employees holding eligible “underwater” stock options to exchange them for new options with a strike price more in line with our current stock value. Individuals holding eligible options should have received information in the mail, including the attached information sheet and instructions for accessing the exchange portal online. Frequently asked questions are available on Sallie Mae Central and the Option Exchange Web site, www.SallieMaeExchange.com. Please consider the opportunity to participate in this program before the scheduled expiration on June 14, 2010.
Additional Information Regarding the Exchange Program
SLM Corporation (the “Company”) has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) in connection with the exchange program. Persons who are eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO and other related materials, because they contain important information about the exchange program. The Company’s shareholders and option holders may obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s Web site at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by the Company with the SEC at the investor page on the Company’s Web site at www.salliemae.com/about/investors.

As America’s Saving, Planning, and Paying for EducationSM company,
Sallie Mae unlocks the power of potential by helping students and their families invest in education.